Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the nine months ended September 30, 2008 and the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are as follows:

	Nine Months Ended	Years Ended December 31,
(Millions)	September 30, 2008	2007	2006	2005	2004	2003
Pretax income from
continuing operations	$1,819.1	$2,796.4	$2,586.6	$2,453.3	$1,760.0	$1,378.7
Add back fixed charges	217.5	234.3	199.5	177.5	165.5	161.1
Income, as adjusted	$2,036.6	$3,030.7	$2,786.1	$2,630.8	$1,925.5	$1,539.8

Fixed charges:
Interest on indebtedness	$171.5	$180.6	$148.3	$122.8	$104.7	$102.9
Portion of rents representative
of interest factor	46.0	53.7	51.2	54.7	60.8	58.2
Total fixed charges	$217.5	$234.3	$199.5	$177.5	$165.5	$161.1

Ratio of earnings to fixed charges	9.36	12.94	13.97	14.82	11.63	9.56